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 FUNDRISE | **Income Interval Fund**

Investment in apartment pre-development in Los Angeles, CA, pays back successfully

The project generated an annualized return of roughly 10%, supporting quarterly dividends for initially Income eREIT and then Income Interval Fund investors.

Important note: *The realized return on an individual project may vary significantly from your portfolio-level return as an investor. To learn more about why this may be the case, see the "How did this project impact your portfolio?" section.*

In August 2018, we invested roughly $1.6 million to [provide a loan](#) for the acquisition of an 18,789 square foot (0.43 acre) property in the San Pedro neighborhood of Los Angeles as the future site of 71 apartment units.

Following our acquisition, the project's sponsor updated their plans to include 99 total apartment units and successfully obtained the necessary permits to begin construction at the site.

Today, we're pleased to share that the project's sponsor has refinanced the property and paid back our investment in full. Per the terms of our investment, we earned an annualized return of roughly 10% over the life of the investment.

Investor FAQ: How does this project impact your portfolio?

This investment was structured like debt, where the project's sponsor must pay us a fixed rate of return before they can earn a return for themselves, and their equity provides us with a cushion against losses. Throughout the term of this investment, the regular income it generated supported quarterly dividends for the Income eREIT and then for the Income Interval Fund.

As always, if you have any questions or feedback, please visit our [help center](#) or reach out to us at [investments@fundrise.com](#).

About the Fund

The Fundrise Income Real Estate Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseincomerealestatefund.com.